[Sutherland Letterhead]

December 8, 2015

<u>Via Edgar</u>
Filing Desk
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE: Form 40-33 – Civil Action Document Filed on Behalf of Fifth Street Finance Corp. –
        File No. 814-00755

Ladies and Gentlemen:

On behalf of Fifth Street Finance Corp. (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the class action complaint filed by Solomon Chau, Derivatively on Behalf of Fifth Street Finance Corp., Plaintiff vs. Leonard M. Tannenbaum, Bernard D. Berman, Todd G. Owens, Ivelin M. Dimitrov, Alexander C. Frank, Steven M. Noreika, David H. Harrison, Brian S. Dunn, Douglas F. Ray, Richard P. Dutkiewicz, Byron J. Haney, James Castro-Blanco, Richard A. Petrocelli, Frank C. Meyer and Fifth Street Asset Management, Inc., Defendants, and Fifth Street Finance Corp., a Delaware corporation, Nominal Defendant, in the United States District Court for the District of Connecticut, involving the Company and certain officers, directors and related persons of the Company that has been delivered to the Company.

If you have any questions regarding this submission, please do not hesitate to call Harry Pangas at (202) 303-0805 or me at (202) 383-0176.


Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Enclosure
cc: Todd G. Owens, Fifth Street Finance Corp.
        Kerry Acocella, Fifth Street Finance Corp.
        Harry Pangas, Sutherland Asbill & Brennan LLP

32105140.1

UNITED STATES DISTRICT COURT

DISTRICT OF CONNECTICUT

SOLOMON CHAU, Derivatively on Behalf of FIFTH STREET FINANCE CORP.,	)))	Case No.
Plaintiff,	))	
v.	))	**VERIFIED STOCKHOLDER**
LEONARD M. TANNENBAUM, BERNARD D. BERMAN, TODD G. OWENS, IVELIN M. DIMITROV, ALEXANDER C. FRANK, STEVEN M. NOREIKA, DAVID H. HARRISON, BRIAN S. DUNN, DOUGLAS F. RAY, RICHARD P. DUTKIEWICZ, BYRON J. HANEY, JAMES CASTRO-BLANCO, RICHARD A. PETROCELLI, FRANK C. MEYER, and FIFTH STREET ASSET MANAGEMENT INC.,	)))))))))))))	**DERIVATIVE COMPLAINT** December 4, 2015
Defendants,	))	
-and-	))	
FIFTH STREET FINANCE CORP., a Delaware corporation,	)))	
Nominal Defendant.	))	DEMAND FOR JURY TRIAL

Plaintiff, by his attorneys, submits this verified stockholder derivative complaint against the defendants named herein.

NATURE AND SUMMARY OF THE ACTION

1.   This is a stockholder derivative action brought by plaintiff on behalf of nominal defendant Fifth Street Finance Corp. ("FSC" or the "Company") against certain of its officers and directors, and Fifth Street Asset Management Inc. ("FSAM"), for breaches of fiduciary duties and violations of law. These wrongs resulted in hundreds of millions of dollars in damages to FSC, including harm to its reputation, goodwill, and standing in the business community. Moreover, these actions have exposed the Company to over a hundred million dollars in potential liability for violations of federal law.

2.   FSC is a publicly traded asset portfolio company that was once within the "Fifth Street" family of companies, which included, in addition to FSC, FSAM, Fifth Street Management LLC ("FSM"), Fifth Street Senior Floating Rate Corp. ("FSFR"), and FSC CT LLC ("FSC CT") (collectively with FSC, "Fifth Street").[1] FSC lends to and invests in small and mid-sized companies in connection with investments by private equity sponsors with the stated goal of generating investment income. The investment income is then paid out as dividends to FSC stockholders.

3.   Founded in 1998 by defendant Leonard M. Tannenbaum ("Tannenbaum"), the Company went public in 2008. Though Tannenbaum continues to exercise undue control over

---

[1] FSAM is an alternative asset manager with more than $6.3 billion of assets under management; FSM is the business development company advisor to FSC and FSFR, and a wholly-owned subsidiary of Fifth Street Holdings, which is a subsidiary of FSAM; FSFR is a non-diversified management investment company; and FSC CT is a wholly-owned subsidiary of FSM that provides the administrative services necessary for FSC to operate.

the Company by stacking FSC's Board of Directors (the "Board") with those loyal and dependent

on him, defendant Tannenbaum's ownership of FSC has dwindled to less than 1.5%.

4.   In contrast, during the relevant period, defendant Tannenhaum controlled and

owned a substantial interest in FSAM, at that time, a non-public entity. FSAM is FSC's asset

manager and investment advisor, services for which FSC pays FSAM tens of millions of dollars

annually.   As of June 30, 2014, FSC accounted for about 90% of FSAM's assets under

management and investment management fees from FSC comprised over 86% of FSAM's total

revenues. The amount of fees paid by FSC to FSAM is largely determined by FSC's gross

portfolio assets.

5.   As described in more detail below, defendant Tannenbaum and certain other

defendants engaged in a course of conduct designed to enrich FSAM (and thereby Tannenbaum)

at the expense and to the detriment of FSC and its public stockholders. First, the Board approved

the unreasonable and unfair Investment Advisory Agreement, which determines the management

fees payable from FSC to FSAM. This agreement subjects FSC to management fees that are

unjustifiable and well in excess of industry norms, forcing the Company to pay tens of millions

of dollars per year in excessive fees.

6.   Further, certain Individual Defendants engaged in a scheme designed to make

FSAM appear more valuable before its initial public offering in November 2014 (the "FSAM

IPO"). In particular, they directed or allowed FSAM to artificially inflate FSC's assets and

investment income, which in turn, forced FSC to pay additional management fees to FSAM.

Because FSAM's revenues are directly tied to FSC's gross assets and recorded income, the larger

FSC's asset portfolio became, the more income it recorded. The greater FSAM's revenue stream

would appear to investors, the higher the price at which defendants Tannenbaum and Berman could sell their FSAM shares to the public. As a result of this scheme, which was enabled by the Board, defendants Tannenbaum and Bernard D. Berman ("Berman") were able to sell their FSAM stock at the increased price created by the artificially inflated value of FSC's gross assets.

7.   While this plan worked as designed, allowing defendants Tannenbaum, Berman, and certain other Individual Defendants to cash out nearly $100 million worth of FSAM stock and claim ownership interests worth over $700 million in the FSAM IPO, FSC suffered. On February 9, 2015, FSC reported its results for the quarter ended December 31, 2014—the same quarter in which defendants conducted the FSAM IPO. FSC revealed that it had moved $106 million worth of investments to non-accrual status. The Company also revealed that, even though FSC's total assets had continued to increase by 42% since the end of fiscal year 2013 to nearly $3 billion, its net investment income had actually *decreased* by 6% compared to the prior quarter. Most astonishing of all, despite having announced a 10% dividend increase only four months before the FSAM IPO, FSC declared that it would issue *zero* dividends for February 2015, and would decrease future dividend payments by at least 30%.

8.   Investors and analysts were stunned by this news. In the wake of the February 9, 2015 disclosure, FSC's stock price plunged nearly 15%, or $1.27 per share, to close at $7.22 per share on February 9, 2015, compared to the previous trading day's close price of $8.49 per share. This drop erased almost $195 million in market capitalization. Analysts slashed price targets and several downgraded the stock following the announcement. One analyst observed that "FSC Management has forfeited virtually all credibility." Since the truth was revealed, the Company's stock price has continued to decline, closing at $5.55 per share and erasing a total of $450 million in market capitalization as of October 22, 2015.

9.   Further, as a direct result of this unlawful course of conduct, the Company is now the subject of a federal securities class action lawsuit filed in the United States District Court for the Southern District of New York on behalf of investors who purchased FSC's shares.

JURISDICTION AND VENUE

10.   This Court has jurisdiction in this case arising under Article III of the United States Constitution and 28 U.S.C. §1331 because of claims arising under the Exchange Act.

11.   This Court also has jurisdiction over all causes of action asserted herein pursuant to 28 U.S.C. §1332 in that plaintiff is not a citizen of the United States and defendants are citizens of different states and the amount in controversy exceeds $75,000, exclusive of interest and costs. This Court has supplemental jurisdiction pursuant to 28 U.S.C. §1367(a) over all other claims that are so related to claims in the action within such original jurisdiction that they form part of the same case or controversy under Article III of the United States Constitution. This action is not a collusive action designed to confer jurisdiction on a court of the United States that it would not otherwise have.

12.   This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by the District courts permissible under traditional notions of fair play and substantial justice.

THE PARTIES

Plaintiff

13.   Plaintiff Solomon Chau was a stockholder of FSC at the time of the wrongdoing complained of, has continuously been a stockholder since that time, and is a current FSC stockholder. Plaintiff is a citizen of New Jersey.

Nominal Defendant

14.   Nominal defendant FSC is a Delaware corporation with principal executive offices at 777 West Putnam Avenue, 3rd Floor, Greenwich, Connecticut. Accordingly, FSC is a citizen of Delaware and Connecticut. FSC is a business development company ("BDC") that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. FSC is externally managed and advised by FSAM through FSM, a registered investment advisor that is indirectly owned by FSAM, to whom FSC pays management fees that account for the vast majority of the Company's expenses.

Defendants

15.   Defendant Tannenbaum is the Chairman and Chief Executive Officer ("CEO") and director of FSAM and has been since September 2014. Defendant Tannenbaum previously was the CEO of FSC from October 2007 until January 2015 and Chairman of the Board of FSC from December 2007 until January 2015. Defendant Tannenbaum is the limited partner of FSM and founder of Fifth Street, and has served in various executive roles with the Company and affiliated entities since its inception. Defendant Tannenbaum knowingly, recklessly, or with gross negligence concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair

value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Tannenbaum also signed and approved the unreasonable and unfair Investment Advisory Agreement. In the FSAM IPO, defendant Tannenbaum received an $87.6 million cash payout and $683 million in ownership interests. Defendant Tannenbaum is a defendant in a securities class action complaint that alleges he violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"). Defendant Tannenbaum also approved the unreasonable and unfair Investment Advisory Agreement. FSAM paid defendant Tannenbaum the following compensation as an executive:

Year	Salary	Stock Awards	Option Awards	All Other Compensation	Total
2014	$620,000	$4,147,643	$2,220,050	$39,250	$7,026,943

Defendant Tannenbaum is a citizen of Connecticut.

16.   Defendant Berman is Chairman of the Board of FSC and has been since September 2014 and a director and has been since February 2009. Defendant Berman is also the Co-President, Chief Compliance Officer ("CCO"), and director of FSAM since at least September 2014. Defendant Berman also serves as Chairman of the Board of FSFR and has since January 2014 and a director and has since May 2013. Defendant Berman previously served as President of FSC from February 2010 until September 2014. Defendant Berman is also a principal of FSM and has served in other executive roles since its founding in November 2007. Defendant Berman knowingly, recklessly, or with gross negligence concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously

providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Berman also signed and approved the unreasonable and unfair Investment Advisory Agreement. In the FSAM IPO, defendant Berman received a $5.8 million cash payout and $45.3 million in ownership interests. Defendant Berman is a defendant in a securities class action complaint that alleges he violated sections 10(b) and 20(a) of the Exchange Act. Defendant Berman is a citizen of New York.

17.   Defendant Todd G. Owens ("Owens") is the CEO of FSC and has been since January 2015, and a director and has been since November 2014. Defendant Owens has also served as Co-President of FSAM and President of FSFR since September 2014. Additionally, defendant Owens is an FSFR director and has been since November 2014. Defendant Owens knowingly, recklessly, or with gross negligence concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Owens also approved the unreasonable and unfair Investment Advisory Agreement. Defendant Owens is a defendant in a securities class action complaint that alleges he violated sections 10(b) and 20(a) of the Exchange Act. FSAM paid defendant Owens the following compensation as an executive:

Year	Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total
2014	$138,258	$861,742	$3,249,992	$1,876,506	$2,723	$6,129,221

Defendant Owens is a citizen of New York.

18. Defendant Ivelin M. Dimitrov ("Dimitrov") is an FSC director and has been since January 2013 and President of FSC and has been since January 2015. Defendant Dimitrov has also served as CEO and director of FSFR, in addition to Chief Investment Officer ("CIO") for FSAM, since September 2014. Defendant Dimitrov has held various executive roles with FSC and affiliated entities since joining the Company in May 2005. Defendant Dimitrov knowingly, recklessly, or with gross negligence concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Dimitrov also approved the unreasonable and unfair Investment Advisory Agreement. In the FSAM IPO, defendant Dimitrov received $9.1 million in ownership interests. Defendant Dimitrov is a defendant in a securities class action complaint that alleges he violated sections 10(b) and 20(a) of the Exchange Act. FSAM paid defendant Dimitrov the following compensation as an executive:

Year	Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total
2014	$420,000	$600,000	$3,249,992	$1,876,506	$21,569	$6,168,067

Defendant Dimitrov is a citizen of New York.

19. Defendant Alexander C. Frank ("Frank") is the Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") of FSAM and has been since September 2014. Defendant Frank was a director of FSFR from November 2014 until August 2015. Defendant Frank previously served as CFO of FSC from September 2011 until July 2014. Defendant Frank knowingly, recklessly, or with gross negligence concealed the deteriorating credit quality of

FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. In the FSAM IPO, defendant Frank received $1.8 million in ownership interests. Defendant Frank is a defendant in a securities class action complaint that alleges he violated sections 10(b) and 20(a) of the Exchange Act. Defendant Frank is a citizen of New York.

20. Defendant Steven M. Noreika ("Noreika") is the CFO of FSC and FSFR and has been since July 2015. Defendant Noreika is also the CFO for FSM and has been since January 2011 and CFO of FCS CT and has been since March 2012. Defendant Noreika previously served as Chief Accounting Officer ("CAO") for FSAM from September 2014 until July 2015. Defendant Noreika has served in other leadership roles with FSC and affiliated entities since joining the Company in September 2008. In the FSAM IPO, defendant Noreika received $78,000 in ownership interests. Defendant Noreika is a citizen of New York.

21. Defendant David H. Harrison ("Harrison") is the CCO of FSC and has been since May 2013 and Secretary and has been since September 2014. Defendant Harrison is also the CCO and Secretary of FSFR and has been since May 2013 and has served as Executive Vice President and Secretary of FSAM since September 2014. Defendant Harrison has served in other leadership roles with FSC and affiliated entities since joining the Company in October 2009. Defendant Harrison, as CCO, was responsible for ensuring FSC's compliance with federal securities laws, and nonetheless knowingly, recklessly, or with gross negligence allowed defendants to make improper statements concerning deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper

statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Harrison is a citizen of New York.

22.   Defendant Brian S. Dunn ("Dunn") is an FSC director and has been since December 2007. Defendant Dunn is also a director of FSFR and has been since May 2013. Defendant Dunn is also a member of FSC's Audit Committee and has been since at least January 2013, and Chairman of FSC's Nominating and Corporate Governance Committee and has been since at least January 2013. Defendant Dunn knowingly or recklessly permitted FSC to conceal the deteriorating credit quality of its portfolio and delay the recognition of write-downs and investment losses. Defendant Dunn also made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Dunn approved the unreasonable and unfair Investment Advisory Agreement. FSC paid defendant Dunn the following compensation as a director:

Fiscal Year	Fees Paid in Cash	Total
2014	$127,800	$127,800

Defendant Dunn is a citizen of Connecticut.

23.   Defendant Douglas F. Ray ("Ray") is an FSC director and has been since December 2007. Defendant Ray is also a director of FSFR and has been since September 2014. Defendant Ray is also a member of FSC's Audit Committee and has been since at least January 2014.   Defendant Ray was previously a member of FSC's Nominating and Corporate Governance Committee from at least January 2014 to February 2015. Defendant Ray knowingly

or recklessly permitted FSC to conceal the deteriorating credit quality of its portfolio and delay the recognition of write-downs and investment losses. Defendant Ray also made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Ray approved the unreasonable and unfair Investment Advisory Agreement. FSC paid defendant Ray the following compensation as a director:

Fiscal Year	Fees Paid in Cash	Total
2014	$124,300	$124,300

Defendant Ray is citizen of New York.

24.   Defendant Richard P. Dutkiewicz ("Dutkiewicz") is an FSC director and has been since February 2010. Defendant Dutkiewicz is also a director of FSFR and has been since May 2013. Defendant Dutkiewicz is Chairman of FSC's Audit Committee and has been since at least January 2014. Defendant Dutkiewicz was previously a member of FSC's Nominating and Corporate Governance Committee from at least January 2014 to February 2015. Defendant Dutkiewicz knowingly or recklessly permitted FSC to conceal the deteriorating credit quality of its portfolio and delay the recognition of write-downs and investment losses. Defendant Dutkiewicz also made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Dutkiewicz approved the unreasonable and unfair Investment Advisory Agreement. FSC paid defendant Dutkiewicz the following compensation as a director:

Fiscal Year	Fees Paid in Cash	Total
2014	$135,800	$135,800

Defendant Dutkiewicz is a citizen of Colorado.

- 11 -

25.   Defendant Byron J. Haney ("Haney") is an FSC director and has been since December 2007. Defendant Haney is also a member of FSC's Audit Committee and Nominating and Corporate Governance Committee and has been since at least January 2014. Defendant Haney knowingly or recklessly permitted FSC to conceal the deteriorating credit quality of its portfolio and delay the recognition of write-downs and investment losses. Defendant Haney also made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Haney approved the unreasonable and unfair Investment Advisory Agreement. FSC paid defendant Haney the following compensation as a director:

Fiscal Year	Fees Paid in Cash	Total
2014	$117,500	$117,500

Defendant Haney is a citizen of Connecticut.

26.   Defendant James Castro-Blanco ("Castro-Blanco") is an FSC director and has been since August 2014. Defendant Castro-Blanco is also a member of FSC's Audit Committee and Nominating and Corporate Governance Committee and has been since at least February 2015. Defendant Castro-Blanco knowingly or recklessly permitted FSC to conceal the deteriorating credit quality of its portfolio and delay the recognition of write-downs and investment losses. Defendant Castro-Blanco also made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Castro-Blanco approved the unreasonable and unfair Investment Advisory Agreement. FSC paid defendant Castro-Blanco the following compensation as a director:

Fiscal Year	Fees Paid in Cash	Total
2014	$17,800	$17,800

Defendant Castro-Blanco is a citizen of New York.

27.   Defendant Richard A. Petrocelli ("Petrocelli") is the former CFO of FSC and FSFR from July 2014 until July 2015. Defendant Petrocelli previously served as CAO of FSC from March 2014 until July 2014. Defendant Petrocelli knowingly, recklessly, or with gross negligence concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Petrocelli is a defendant in a securities class action complaint that alleges he violated sections 10(b) and 20(a) of the Exchange Act. Defendant Petrocelli is a citizen of New York.

28.   Defendant Frank C. Meyer ("Meyer") was a director of FSC from December 2007 until April 2014. Defendant Meyer was also a director of FSAM from September 2014 until August 2015. Defendant Meyer was also a member of FSC's Audit Committee and Nominating and Corporate Governance Committee from at least January 2014 to April 2014. Defendant Meyer knowingly or recklessly permitted FSC to conceal the deteriorating credit quality of its portfolio and delay the recognition of write-downs and investment losses. Defendant Meyer also made improper statements in the Company's public filings concerning the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendant Meyer approved the unreasonable and unfair Investment Advisory Agreement. FSC paid defendant Meyer the following compensation as a director:

Fiscal Year	Fees Paid in Cash	Total
2014	$80,500	$80,500

Defendant Meyer is a citizen of Florida.

29.   Defendant FSAM is a Delaware corporation with principal executive offices at 777 West Putnam Avenue, 3rd Floor, Greenwich, Connecticut. Accordingly, FSAM is a citizen of Delaware and Connecticut. FSAM is an alternative asset manager with more than $6.3 billion of assets under management, 90.5% of which reside in FSC and FSFR as of December 31, 2014. FSAM, through its subsidiary FSM, functions as FSC's investment advisor and manages FSC's portfolio. In exchange for these services, FSAM collects management fees, which comprise the vast majority of its revenues, from FSC. As FSC's investment advisor, FSAM has a fiduciary duty to act solely in the best interests of FSC and in accordance with the Company's investment objective to maximize the total returns of FSC's portfolio. Instead, FSAM engaged in a scheme to maximize its own fees to the detriment of the Company's well-being.

30.   Non-defendant Sandeep K. Khorana ("Khorana") is an FSC director and has been since March 2015. Khorana is also the managing director of FSC CT and has been since October 2010.

31.   The defendants identified in ¶¶15, 17-21, 27 are referred to herein as the "Officer Defendants." The defendants identified in ¶¶15-18, 22-26, 28 are referred to herein as the "Director Defendants." The defendants identified in ¶¶22-26, 28 are referred to herein as the "Audit Committee Defendants." Collectively, the defendants identified in ¶¶15-28 are referred to herein as the "Individual Defendants."

DUTIES OF THE DEFENDANTS

Fiduciary Duties of the Individual Defendants

32.   By reason of their positions as officers and directors of the Company, each of the Individual Defendants owed and owe FSC and its stockholders fiduciary obligations of trust, loyalty, good faith, and due care, and were and are required to use their utmost ability to control and manage FSC in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of FSC and not in furtherance of their personal interest or benefit.

33.   To discharge their duties, the officers and directors of FSC were required to exercise reasonable and prudent supervision over the management, policies, practices, and controls of the financial affairs of the Company. By virtue of such duties, the officers and directors of FSC were required to, among other things:

(a)   act in the best interests of the Company when transacting with related entities, including ensuring agreements with such entities are negotiated at arm's length and are in the best interest of the Company;

(b)   properly and accurately guide investors and analysts as to the true financial condition of the Company at any given time, including making accurate statements about the Company's financial health;

(c)   ensure that the Company complied with its legal obligations and requirements, including complying with regulatory requirements and disseminating truthful and accurate statements to the investing public;

(d)   conduct the affairs of the Company in an efficient, business-like manner in compliance with all applicable laws, rules, and regulations so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Company's assets, and to maximize the value of the Company's stock; and

(e)   remain informed as to how FSC conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, make reasonable inquiry in connection therewith, and take steps to correct such conditions or practices and make such disclosures as necessary to comply with applicable laws.

Breaches of Duties

34.   The conduct of the Individual Defendants complained of herein involves a knowing and culpable violation of their obligations as officers and directors of FSC, the absence of good faith on their part, and a reckless disregard for their duties to the Company that the Individual Defendants were aware or reckless in not being aware posed a risk of serious injury to the Company.

35.   The Individual Defendants breached their fiduciary duties by allowing defendants to cause, or by themselves causing, the Company to enter into the unfair Investment Advisory Agreement and engaged in a scheme designed to artificially inflate its assets and investment income in order to increase FSAM's revenue, improper practices that wasted the Company's assets, and caused FSC to incur substantial damage.

36.   The conduct of FSAM complained of herein involves a knowing and culpable violation of its obligations as FSC's investment advisor, as set forth in the Investment Advisers Act of 1940 and the Investment Advisory Agreement. FSAM breached its duties by engaging in a scheme designed to artificially inflate FSC's assets and investment income in order to increase FSAM's revenue, improper practices that caused FSC to incur substantial damage.

37.   The Individual Defendants, because of their positions of control and authority as

officers and/or directors of FSC and/or FSAM, were able to and did, directly or indirectly, exercise control over the wrongful acts complained of herein. The Individual Defendants also failed to prevent the other Individual Defendants and FSAM from taking such illegal actions. As a result, and in addition to the damage the Company has already incurred, FSC has expended, and will continue to expend, significant sums of money.

Additional Duties under FSC's Code of Business Conduct and Ethics

38. In addition to the general fiduciary duties discussed above, the Individual Defendants owed specific duties under the Company's Code of Business Conduct and Ethics (the "Code"). The Code applies to all officers, directors (including the Board), and "Advisory Person[s]" of FSC. The June 2013 version of the Code states that no action for personal gain shall be taken that is adverse to the Company or its stockholders. The January 2015 version of the Code further requires that all officers, directors, and employees of Fifth Street "comply with all laws, rules and regulations that apply to [FSC's] business" and "comply with all [FSC] policies and procedures." The January 2015 version of the Code also mandates that "[a]ll financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to [FSC's] system of internal controls."

Additional Duties of the Audit Committee Defendants

39. In addition to these duties, under its Charter in effect since January 14, 2013, the Audit Committee Defendants, defendants Castro-Blanco, Dunn, Dutkiewicz, Haney, Meyer, and Ray, owed specific duties to FSC to assist the Board in overseeing, among other things, the "compliance by the Company with legal and regulatory requirements," "the quality and integrity of [FSC's] financial reports," and "the Company's system of internal controls." Further, the Audit Committee Defendants' duties included that the Audit Committee:

(a)　　review the financial results presented in all reports filed with the U.S. Securities and Exchange Commission ("SEC");

(b)　　establish guidelines and make recommendations to the Board regarding the valuation of the Company's loans and investments, as set forth in the Company's Valuation Policy;

(c)　　request the independent accountants to confirm that they are accountable to the committee and that they will provide the committee with timely analyses of significant financial reporting and internal control issues;

(d)　　review with management significant risks and exposures identified by management and management's steps to minimize them; and

(e)　　review with management and the independent accountants, as appropriate:

(i)　　the Company's internal controls, including computerized information system controls and security;

(ii)　　the Company's significant accounting policies; and

(iii)　　the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," before they are made public.

The Charter further required that the Audit Committee Defendants maintain communication with and periodically report to the Board.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

40.　　In committing the wrongful acts alleged herein, the Individual Defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Individual Defendants further aided and abetted and/or assisted each other in breaching their respective duties.

41.   During all times relevant hereto, the Individual Defendants, collectively and individually, initiated or allowed a course of conduct that was designed to and did: (i) deceive the investing public, including stockholders of FSC, regarding the Individual Defendants' management of FSC's operations; (ii) conceal the deteriorating credit quality of FSC's portfolio and delay the recognition of write-downs and investment losses; (iii) systematically overstate the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance; (iv) allow FSAM to charge FSC unfair and unreasonable management fees; and (v) enhance the Individual Defendants' executive and directorial positions at Fifth Street and the profits, power, and prestige that the Individual Defendants enjoyed as a result of holding these positions. In furtherance of this plan, conspiracy, and course of conduct, the Individual Defendants, collectively and individually, took the actions set forth herein.

42.   The Individual Defendants engaged in a conspiracy, common enterprise, and/or common course of conduct. During this time, the Individual Defendants caused the Company to issue improper financial statements.

43.   The purpose and effect of the Individual Defendants' conspiracy, common enterprise, and/or common course of conduct was, among other things, to disguise the Individual Defendants' violations of law, breaches of fiduciary duty, waste of corporate assets, and unjust enrichment; and to conceal adverse information concerning the Company's operations, financial condition, and future business prospects.

44.   The Individual Defendants accomplished their conspiracy, common enterprise, and/or common course of conduct by causing the Company to purposefully or recklessly release improper statements. Because the actions described herein occurred under the authority of the Board, each of the Individual Defendants was a direct, necessary, and substantial participant in the conspiracy, common enterprise, and/or common course of conduct complained of herein.

45.   Each of the Individual Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each Individual Defendant acted with knowledge of the primary wrongdoing, substantially assisted in the accomplishment of that wrongdoing, and was aware of his overall contribution to and furtherance of the wrongdoing.

BACKGROUND

46.   Defendant Tannenbaum founded Fifth Street in 1998 as an asset management company specializing in investing in the debt and equity of small and mid-sized companies with funds raised from private investors. In June 2008, FSC became the first of Fifth Street's investment funds taken public. As of September 30, 2013, FSC's portfolio totaled $2.1 billion in assets across ninety-nine investments, all of which qualified for the top two tiers of the Company's internal investment rankings[2] and none of which were non-accrual.

47.   The investment objective of FSC is to maximize its portfolio returns by generating investment income. In turn, FSC pays out this investment income to stockholders in the form of dividends. Because BDCs are required to pay out at least 90% of their taxable income to stockholders in the form of dividends, the amount of dividends paid by FSC is critical to the

---

[2] Investments in the highest two tiers of FSC's internal ranking system were considered to be performing at or above expectations.

market's valuation of the Company. Indeed, in a January 5, 2012, *Wall Street Transcript* interview, Vernon C. Plack of BB&T Capital Markets stated that the amount of dividends was one of "the most important factors" investors looked at when evaluating BDCs.

THE UNFAIR INVESTMENT ADVISORY AGREEMENT

48.   FSC is managed by FSAM, a registered investment advisor also founded by defendant Tannenbaum, pursuant to the Investment Advisory Agreement, which is approved annually by FSC's Board. Under the terms of the unreasonable and unfair Investment Advisory Agreement, FSAM earns a base management fee calculated at an annual rate of 2% of FSC's gross assets, and an incentive fee based on a formula tied to FSC's net investment income and other performance factors. Approximately half of FSAM's total revenues typically come from just the base management fees earned on the gross amount of FSC's assets, while base management fees comprise the majority of FSC's expenses under the Investment Advisory Agreement. In fiscal 2014, FSC paid $51 million in base management fees and $35.5 million in incentive fees to FSAM.

49.   The Investment Advisory Agreement, however, is out of line with industry standards and unfairly enriches FSAM at the expense of FSC and its stockholders. FSC's base management fee, in particular, is well above the management fees paid by other companies in its peer group with similar investment philosophies. Indeed, while FSC pays FSAM a management fee of 2.0% of its gross assets, the Company's peers only pay between 1.375% and 1.5% of gross assets to their investment managers.[3] This disparity subjects the Company to millions of dollars per year in excessive and unfair base management fees. In 2014 alone, FSC's base management fees of $51.7 million were between $13 million and $16 million—or 33% to 45%—higher than they would

---

[3] FSC's peers include TPG Specialty Lending Inc., Golub Capital BCD, Inc., and THL Credit Inc.

have been if base management fees under the Investment Advisory Agreement were in line with industry standards.

50.   FSC's incentive fees under the Investment Advisory Agreement are also unfair and again less favorable than the incentive fee arrangements of the Company's peers. In fact, the Investment Advisory Agreement is structured such that, as a Wells Fargo analyst lamented in a May 12, 2015 report, "[FSAM] still earns incentive fees despite losing investors money."

51.   Under the Investment Advisory Agreement, FSAM qualifies for incentive fees when the Company's "Pre-Incentive Net Investment Income" as a percentage of the prior quarter's net assets (also referred to as "rate of return" or "return") exceeds a 2% hurdle rate. Once FSC achieves the hurdle rate, FSAM is paid 100% of FSC's income between a return of 2% and 2.5% (after foregoing any incentive fees until the 2% hurdle rate is met), and thereafter FSAM is paid an incentive fee of 20% of FSC's income above a return of 2.5%.

52.   The unfairness of the incentive fee arrangement is rooted in the unreasonable absence of a "high watermark" provision, which then facilitates an unreasonable calculation of FSC's income to qualify for the 2% hurdle rate and 2.5% incentive threshold in the Investment Advisory Agreement. A high watermark provision makes it so investment managers only receive incentive fees if the fund exceeds the highest net asset value ("NAV")[4] it has previously achieved. This is used to ensure that the incentives are not paid on investment gains that simply offset losses incurred in previous periods or that are driven by dilutive capital raises that produce increased income due simply to a larger portfolio or unsustainable short-term returns. Because FSC's incentive fees under the Investment Advisory Agreement are computed with only a hurdle rate and

---

[4] NAV is equal to the total assets in FSC's portfolio, minus the total liabilities, divided by the number of FCS shares outstanding.

not a high watermark provision, FSAM can earn incentive fees without growing the Company's NAV.

53.   To allow FSAM to exploit the unreasonable and unfair Investment Advisory Agreement's lack of a high watermark provision, FSC, under the defendants' direction, issues massive amounts of new shares in order to raise capital for risky investments that drive short-term returns, even though this is highly unsustainable and dilutive to NAV. The Company's mass issuances of common stock have allowed it to raise capital and continue to make risky loans. FSC then "front loads" its recognition of loan origination fee income, recognizing the entirety of the fee income in the quarter in which the loan is originated (instead of amortizing such income over the life of the loan), thus driving interest income—the largest component of FSC's investment income—in the short run, which produces larger incentive fees for FSAM.

54.   Because these unsustainable short-term increases in interest income require investment capital garnered from large issuances of new shares, FSC's NAV has not increased in stride with the Company's short-term income. Instead, FSAM has been paid incentive fees for simply injecting capital raised from new FSC investors into risky investments from which the Company could record instant income (and pay FSAM instant fees), without actually producing any gains on investors' capital. Indeed, on FSC's May 11, 2015 second quarter earnings conference call, Wells Fargo analyst Jonathan Bock lamented "the ability of [FSAM] to earn NOI incentive or we'll call them outperformance fees while [FSC] realized losses," and noted that FSC had "over $170 million worth of net realized losses on the balance sheet."

55.   FSAM has benefited tremendously from exploiting the Investment Advisory Agreement, while FSC has been severely damaged. For example, from its second fiscal quarter of 2014 through the first fiscal quarter of 2015, the Company's NAV has declined in each and every

quarter. Nonetheless, over that same period of time, FSC paid FSAM over $35 million in incentive

fees—fees that the Company would not have owed had the Board not approved the unreasonable

and unfair Investment Advisory Agreement without a high watermark provision.

56.   During the fourth fiscal quarter of 2014, FSC's NAV dropped to $9.64 from $9.71 in

the preceding quarter. Also during the quarter, the Company issued 14.2 million new shares to raise

additional investment funds. This capital raise, while having a dilutive effect on NAV, allowed the

Company to boost short-term interest income 7.6% from the previous quarter, which contributed

directly to FSC reaching the 2% hurdle rate and 2.5% threshold for Pre-Incentive Net Investment

Income under the incentive fee structure, even though the total return for the quarter was nearly

-4%. Despite suffering negative total returns for the quarter, due to the unfair design of the

Investment Advisory Agreement, including the lack of a high watermark provision and

unreasonable income calculations, FSC still had to pay $9.3 million in incentive fees to FSAM.

57.   This pattern continued in the first fiscal quarter of 2015, as FSC's NAV dropped to

$9.17 from $9.64 in the preceding quarter. During the quarter, the Company suffered total returns

of near negative 10%, but FSC's Pre-Incentive Net Investment Income still reached the 2.5%

threshold for Pre-Incentive Net Investment Income under the incentive fee structure. Despite

suffering negative total returns for the quarter, FSC still had to pay $8.7 million in incentive fees to

FSAM due to the unfair design of the Investment Advisory Agreement, including the lack of a high

watermark provision and unreasonable income calculations.

58.   The Board bears ultimate responsibility for subjecting FSC to the unreasonable and

unfair Investment Advisory Agreement and the damages the Company has suffered thereby by

approving the agreement. According to FSC's 2014 Annual Report on Form 10-K, filed with the

SEC on December 1, 2014 (the "2014 Form 10-K"):

…Most recently, at a meeting of the Board of Directors held on January 14, 2014, the Board of Directors, including a majority of the independent directors, approved the annual continuation of the investment advisory agreement. In reaching a decision to approve the investment advisory agreement, the Board of Directors reviewed a significant amount of information and considered, among other things:

• the nature, quality and extent of the advisory and other services to be provided to us by Fifth Street Management;

• the fee structures of comparable externally managed business development companies that engage in similar investing activities;

• our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;

• any existing and potential sources of indirect income to Fifth Street Management LLC from its relationship with us and the profitability of that relationship, including through the investment advisory agreement;

• information about the services to be performed and the personnel performing such services under the investment advisory agreement;

• the organizational capability and financial condition of Fifth Street Management LLC and its affiliates; and

• various other matters.

Based on the information reviewed and the discussions detailed above, the Board of Directors, including all of the directors who are not "interested persons" as defined in the 1940 Act, concluded that the investment advisory fee rates and terms are reasonable in relation to the services provided and approved the investment advisory agreement as being in the best interests of our stockholders.

DEFENDANTS OVERSTATE FSC'S INCOME AND PORTFOLIO VALUE

59.   The Investment Advisory Agreement and the Company's internal practices and policies enabled the scheme to take advantage of FSC for the benefit of FSAM and other defendants. Indeed, FSC acknowledges in its SEC filings that the Investment Advisory Agreement may incentivize FSAM to increase the amount of gross assets in FSC's portfolio, even if the investments have high risk of default, increased leverage, or are speculative. For example, the Company's 2013 Annual Report on Form 10-K filed with the SEC on November 25, 2013, reports:

The incentive fee payable by us to our investment advisor may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement, which could result in higher investment losses, particularly during cyclical economic downturns. The way in which the incentive fee payable to our investment advisor is determined, which is calculated separately in two components as a percentage of the income (subject to a hurdle rate) and as a percentage of the realized gain on invested capital, *may encourage our investment advisor to use leverage to increase the return on our investments or otherwise manipulate our income so as to recognize income in quarters where the hurdle rate is exceeded.* Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock.

* * *

The fact that our base management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage our investment advisor to use leverage to make additional investments. Under certain circumstances, the use of increased leverage may increase the likelihood of default, which would disfavor holders of our common stock.

60.   In addition, FSC admittedly participates in investment activities and maintains financial policies that prevent investors from independently evaluating the value and performance of the Company's portfolio. The Company states in its SEC filings that the "inherently uncertain" nature of the Company's asset value determinations, which the market and investors can not hope to replicate, puts those valuations at risk of manipulation. As stated in FSC's 2014 Form 10-K:

Certain factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company's earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-valuations, … and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. *Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments. As a result, investors purchasing our common stock based on an overstated net asset value would pay a higher price than the realizable value of our investments might warrant.*

61.   In a purported attempt to mitigate the risk of improper valuations for the Company's investments, FSC's Board, as well as the Audit Committee Defendants, shares responsibility for ensuring compliance with the Company's internal valuation policy and determining the fair value of FSC's loans and investment in good faith.   This requirement is particularly important given the lack of transparency and subjectivity of the Company's valuation process, as described above. The Company's 2014 Form 10-K delineates these responsibilities in more detail:

> Our Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments:
>
> • The quarterly valuation process begins with each portfolio company or investment being initially valued by our finance department;
>
> • Preliminary valuations are then reviewed and discussed with principals of the investment advisor;
>
> • Separately, independent valuation firms are engaged by our Board of Directors to prepare preliminary valuations on a selected basis and submit the reports to us;
>
> • Our finance department compares and contrasts its preliminary valuations to the preliminary valuations of the independent valuation firms;
>
> • Our finance department prepares a valuation report for the Audit Committee of our Board of Directors;
>
> • *The Audit Committee of our Board of Directors is apprised of the preliminary valuations of the independent valuation firms;*
>
> • *The Audit Committee of our Board of Directors reviews the preliminary valuations with the portfolio managers of the investment advisor, and our finance department responds and supplements the preliminary valuations to reflect any comments provided by the Audit Committee;*
>
> • *The Audit Committee of our Board of Directors makes a recommendation to the Board of Directors regarding the fair value of the investments in our portfolio; and*
>
> • *Our Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith*.

The fair value of all of our investments at September 30, 2014, and September 30, 2013, was determined by our Board of Directors. Our Board of Directors has authorized the engagement of independent valuation firms to provide us with valuation assistance. We will continue to engage independent valuation firms to provide us with assistance regarding our determination of the fair value of selected portfolio securities each quarter; however, *our Board of Directors is ultimately and solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy* and a consistently applied valuation process.

62.   In addition to the opaque and uncertain manner by which the Company values its investments, FSC uses an aggressive form of fair value accounting in order to recognize income before the income is actually paid to the Company. FSC does this in a variety of ways, including by recognizing payment-in-kind ("PIK") interest provisions as income even though such income may never actually be paid to the Company. The Company uses PIK provisions when a borrower cannot pay normal interest, and instead adds the interest to the principal so that it isn't due until the loan matures. In essence, FSC uses PIK provisions to refinance loans while nominally increasing loan income and, thus, the fees paid to FSAM. Meanwhile, that income becomes more speculative as payment is deferred until the end of the loan term. As shown below, this practice ultimately allowed FSC to defer the recognition of losses and loan write-downs until later in the life of certain loans and to conceal poor loan performance until after FSAM completed its IPO.

63.   FSC's investments in TransTrade Operators, Inc. ("TransTrade"), Phoenix Brands Merger Sub LLC ("Phoenix"), and JTC Education, Inc. ("JTC") illustrate how defendants utilized these opaque policies and accounting practices to improperly delay the write-down of the Company's investments and overstate its investment income. In fact, defendants utilized PIK interest provisions on all three of these investments to delay impairing the loans and continue booking income until they were all belatedly downgraded to non-accrual and written down. And while the Company acknowledged that the write-downs took place during the quarter ended

December 31, 2014—the same quarter in which FSAM completed its IPO and likely within mere weeks of the IPO—they were not publicly disclosed until FSC reported that quarter's results on February 9, 2015. In all, FSC wrote down four investments in the quarter, all of which included the PIK interest provision, and warned of a fifth likely write-down, which in total impacted nearly 4.8% of the Company's debt portfolio at cost as of December 31, 2014, and nearly 6.9% of the Company's debt portfolio at cost as of September 30, 2013—the last value reported prior to the write-downs.

64.   Notably, FSC had made material changes in the TransTrade, Phoenix, and JTC investments' loan terms well before the write-downs, including allowing missed interest payments to be reorganized as PIK interest. This practice allowed the Board to increase the Company's fair value statements and accrue investment income even while it deferred receiving loan payments. The Board also authorized notable incremental write-downs in the fair values of certain of these investments throughout the year, which concealed the magnitude of the investments' impairments. And in the case of Phoenix, the Board actually approved an increase in the investment's fair value soon before the write-down. Nonetheless, FSC continued to state that these investments met or exceeded expectations and that none were in non-accrual status throughout 2014.

65.   In the case of TransTrade, in May 2013, FSC restructured its investment in a predecessor to TransTrade and exchanged cash, debt, and equity securities with TransTrade as part of the restructuring, recording a realized loss of $6.1 million on the transaction. Only months later, in the quarter ended December 31, 2013, FSC authorized a change in the payment terms of its new first lien term loan with TransTrade from a hybrid cash interest rate of 11% and a PIK interest rate of 3% to a PIK-only interest rate of 14%, thereby substantially increasing the

risk of non-payment. While doing so, FSC's Board actually increased the fair value of the TransTrade loan from $13.5 million as of September 30, 2013 to $14 million as of December 31, 2013, even though the amended loan terms were unfavorable to FSC and increased the risk of non-payment. As a result, FSC booked substantial accrued interest income from the PIK provision, but no longer received periodic cash payments from TransTrade.

66.   In the subsequent quarters, the cost and principal on TransTrade's loan continually increased as PIK continued to accrue, while the Board made only incremental reductions to the loan's fair value despite the rapidly increasing risk. The incremental decreases in the fair value of FSC's TransTrade loan indicate that the Board was well aware of the deteriorating quality of the loan and substantial likelihood of non-payment even though the Individual Defendants continued to represent publicly that the investment was continuing to perform at or above expectations. Not until February 9, 2015, when reporting results for the quarter ended December 31, 2014, and just months after the FSAM IPO had been completed, did FSC disclose it had written down the fair value of its TransTrade loan to 57% of cost and categorized the loan as non-accrual.

67.   In the case of Phoenix, in the first quarter of fiscal 2014 FSC substantially reorganized the terms of a loan it had provided to Phoenix from 10% cash interest and 3.875% PIK interest to 12.75% cash interest and 3.875% PIK interest, thereby increasing the amount of interest income that the Company could recognize from the investment. Just two quarters later, FSC substantially amended the terms of the Phoenix loan again, increasing each of the principal, cost, and fair value of the investment by approximately 35% to $30.3 million, $30.1 million, and $28.8 million, respectively. While these changes increased the amount of interest income the Company could recognize from the investment, the amendment also allowed

Phoenix to cease paying interest by eliminating the cash interest payment requirement entirely, and boosting the PIK interest to 16.625%, thereby deferring FSC's receipt of interests payments on the loan significantly into the future, if they were to be paid at all.

68. In the following quarter, its fourth fiscal quarter of 2014, FSC increased the principal, cost, and fair value of Phoenix's loan to $31.6 million, $31.4 million, and $30.2 million, respectively. In addition to not indicating any issues with the loan, the Company also appeared to reinforce the notion of the soundness of its investment in Phoenix by reducing the cash interest in each of two other loans to Phoenix by 2%, suggesting to investors that Phoenix's cash flows were sufficiently strong and the risk of non-payment on its loans was low. Soon thereafter, and after the FSAM IPO, FSC reported results for the first fiscal quarter of 2015 on February 9, 2015, and pulled a stunning reversal, announcing it had written down the fair value of its Phoenix investment to 63% of cost and categorized the loan as non-accrual.

69. Regarding JTC, the Company reported relatively stable principal, cost, and fair value amounts on its JTC loan of about $14.5 million, $14.4 million, and 14.5 million, respectively, throughout fiscal 2014, while the interest rate on the loan remained a constant 13.25% in cash. In the very next quarter, and after the FSAM IPO, FSC reported results for the first fiscal quarter of 2015 on February 9, 2015, and disclosed that the principal balance on the JTC loan had swollen $1.3 million to $15.8 million and that the Company had written down the fair value of the investment to 88% of cost and categorized it as non-accrual, while amending the loan terms to a 13.25% all-PIK interest rate. The massive increase in the loan's principal balance, however, indicates that FSC had not been collecting cash interest payments for many months, despite repeatedly assuring investors that the loan was performing within expectations.

70.   The examples of TransTrade, Phoenix, and JTC demonstrate that the Individual Defendants concealed impairments in the Company's investments throughout the relevant period, which inflated the fair value, investment income, and credit quality of FSC's portfolio. These examples also show that, in contravention of their duties, the Audit Committee Defendants and the Board failed to provide good faith valuations of the Company's investments at fair value. Instead, the Company's public disclosures claimed and certain Individual Defendants improperly maintained that over 99% of FSC's investments were performing at or above expectations and that it had zero non-accrual investments. Further, the Company's public disclosures claimed and certain Individual Defendants improperly maintained a "high quality portfolio" with a "conservative" investment policy and ample protections to minimize the risk of any investment losses and maximize the Company's net investment income.

71.   Therefore, in contravention of their fiduciary duties, the Board and the rest of the Individual Defendants permitted the artificial inflation of the value of FSC's investments throughout the Company's 2014 fiscal year, overstating its income and revenues from operations, and concealed deterioration in the quality of its investments and risk profile by deferring the recognition of loan losses.

IMPROPER STATEMENTS

72.   On July 7, 2014, FSC issued a press release announcing that the Board had approved an increase in monthly dividends by 10% to $0.0917 per share for September through November 2014. The press release stated that the reason for the dividend increase was the "confidence" the Company had in its future revenue streams, including investment income from the newly launched SLF JV1 fund, in which FSC had pledged to invest $87.5 million and which it has touted in a July 2, 2014 press release would "generate a mid-teens return on [] investment

and [be] a key component in driving future earnings growth." In the July 7, 2014 press release,

defendant Tannenbaum commented on the increased dividend:

> At FSC, we are executing on strategic initiatives intended to drive future earnings growth, including the timely funding of an initial portfolio in SLF JV 1, a joint venture between FSC and a subsidiary of Kemper Corporation. ***Continuing to fund additional investments in SLF JV 1 along with potentially completing and expanding other similar joint ventures have provided our Board of Directors with confidence in making its most recent dividend declaration. As a result, we are pleased to announce a 10% increase in our monthly dividend to an annualized run rate of $1.10 per share beginning in September 2014....***

73.   Following the Company's July 7, 2014 announcement, analyst Richard Shane at J.P.

Morgan issued a report discussing the dividend increase, in which he noted that dividend coverage

was "key" for the Company's investors and that the increase indicated that FSC's "initiatives are

working." Analyst Matthew Howlett at UBS echoed this sentiment in a report on July 7, 2014

entitled "10% Dividend Increase Reflects Successful Plan Execution, Portfolio Yield Inflection."

74.   On July 10, 2014, FSC announced that it had commenced a public offering to

raise proceeds that would be used to repay debt outstanding so that the Company could borrow

additional money to make more investments (the "Secondary Offering"). The following day,

FSC filed a prospectus supplement to a prospectus and registration statement declared effective

on February 11, 2014, for the Secondary Offering (the "Secondary Offering Registration

Statement"), which was signed by defendants Berman, Dimitrov, Tannenbaum, Frank, Dunn,

Ray, Dutkiewicz, Haney, and Meyer.

75.   The Secondary Offering Registration Statement stated that FSC was seeking

investment it believed would "provide superior risk-adjusted returns while maintaining adequate

credit protection." It also stated that the Company's potential investment pipeline remained

"robust" with "high quality transactions," and confirmed that FSC was determined to "remain

cautious in selecting new investment opportunities."

76.   The Secondary Offering Registration Statement also discussed FSC's "conservative" approach to structuring debt investments, "disciplined" underwriting processes, and other "strong protections" as key components of the Company's business strategy in meeting its investment objective.   The statement included the following purported principles of FSC's investment approach:

> ***Employ disciplined underwriting policies and rigorous portfolio management.*** Our investment advisor has developed an extensive underwriting process which includes a review of the prospects, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, ***we perform substantial diligence on potential investments***, and seek to invest alongside private equity sponsors who have proven capabilities in building value. As part of the monitoring process, our investment advisor will analyze monthly and quarterly financial statements versus the previous periods and year, review financial projections, compliance certificates and covenants, meet with management and attend board meetings.
>
> ***Structure our debt investments to minimize risk of loss and achieve attractive risk-adjusted returns. We structure our debt investments on a conservative basis*** with high cash yields, cash origination fees, low leverage levels and strong investment protections, including prepayment fees.... ***Our debt investments have strong protections, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control.*** We believe these protections, coupled with the other features of our investments described above, should allow us to reduce our risk of capital loss and achieve attractive risk adjusted returns.
>
> <p style="text-align:center">*   *   *</p>
>
> We target debt investments that will yield meaningful current income and also provide the opportunity for capital appreciation through our ownership of equity securities in our portfolio companies. ***We typically structure our debt investments with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our total return target***.

77.   Further, the Secondary Offering Registration Statement provided assurances that the Company had effective systems in place to manage potential conflicts of interest with FSAM. The statement assured investors that FSC had instituted "strong corporate governance practices" designed to "manage and mitigate conflicts of interest," that FSAM would act "solely in the best

interests" of FSC and in accordance with regulatory requirements. It further reported that FSC

and FSAM had adopted codes of ethics to ensure compliance with regulatory requirements and

"implement[ed] written policies and procedures reasonably designed to prevent violation of the

federal securities laws" that were reviewed annually "for their adequacy and effectiveness of

their implementation."

78.   In addition, Secondary Offering Registration Statement reiterated FSC's financial

position as of March 31, 2014, stating that FSC's total income had increased by more than 34%—

to $143.4 million—in the six months since September 30, 2013, while the fair value of the

Company's total investments had increased by over 41%—to $2.68 billion—in that same period.

The Secondary Offering Registration Statement also stated that 99.5% of FSC's investments

were performing at or above expectations, with zero non-accrual investments as of March 31,

2014. Finally, the statement reaffirmed the Company's recently increased monthly dividend.

79.   On August 7, 2014, FSC issued a press release announcing financial results for the

third fiscal quarter ended June 30, 2014. The press release stated that 99.8% of the Company's

portfolio was performing at or above expectations, and that FSC's portfolio had grown to 125

investments, only one of which was categorized as non-accrual. The press release further stated

that the fair value of FSC's investment portfolio was $2.6 billion, and that the portfolio had

generated $74.3 million in investment income during the quarter. In the press release, defendant

Tannenbaum also touted the Company's "robust [deal] pipeline" that would allow FSC to grow its

portfolio in the subsequent quarters.

80.   That same day, FSC held a conference call with analysts and investors to discuss

FSC's quarterly results. On the call, attended by defendants Tannenbaum and Petrocelli,

defendant Tannenbaum expressed "confidence" that FSC would generate enough investment income to cover the increased dividend the Company has recently announced, stating, in

pertinent part, as follows:

> In early July, our Board of Directors declared a 10% increase in our monthly
> dividend from 8.33 cents to 9.17 cents per share, beginning in September 2014.
> The new dividend represents $1.10 annualized run rate and over an 11% yield on
> the current stock price.
>
> ***The Board's confidence and our improved earnings power is primarily due to
> funding investment in Senior Loan Fund Joint Venture I, or SLF JV I, which
> should lead to growth in investment income.*** We are working on ramping and
> expanding this JV and forming similar partnerships, because we have ample
> capacity relative to the 30% regulatory cap on non-qualifying assets.
>
> <p align="center">* * *</p>
>
> ***We are confident in the outlook for potential future earnings growth later in
> the calendar year, based on solid performance in our primarily senior secured
> portfolio.*** We look forward to providing updates as we make further progress on our
> multiple initiatives to improve net investment income, including growing SLF JY
> 1, and potentially other similar entities.

81.   Also on the call, analyst Robert J. Dodd at Raymond James & Associates

questioned whether FSC's recently announced dividend increase was sustainable, particularly in

light of the one-off repayments that occurred during the June quarter and the increase in shares as a

result of the Secondary Offering. In response, defendant Tannenbaum reiterated that the Company

had "visibility" into future repayments and the dividend increase was in-line with FSC's anticipated

future income.

82.   Additionally, during the conference call, defendant Petrocelli represented that FSC

had maintained a "high quality" investment portfolio that was relatively "conservative" and had "a

low amount of PIK income." Defendant Petrocelli stated:

> …Through our relationships with select private equity sponsors, we have been
> able to source, underwrite, and structure a diverse portfolio of high-quality,
> ***primarily senior secured loans with a low amount of PIK income.***
>
> ***...We believe both the right and left side of our balance sheet are well positioned
> to weather potential volatility in the capital markets.***

* * *

The credit quality of the portfolio remains strong, with the exception of one security previously categorized as an investment ranking 3, which accounted for approximately two thirds of the overall portfolio net unrealized loss of $13.7 million. This investment has a remaining fair value of approximately $6.2 million, or just 0.2% of the total portfolio.

* * *

The credit profile of the investment portfolio continues to be strong at 99.8% of the portfolio. At fair value, it was ranked in the highest 1 and 2 categories.

83.   On October 28, 2014, FSAM filed with the SEC its amended Registration Statement for its IPO (the "FSAM IPO Registration Statement"). As explained in the FSAM IPO Registration Statement, the FSAM IPO would allow defendant Tannenbaum and his associates to cash out tens of millions of dollars' worth of their stock. None of the proceeds were to be retained by FSAM, but rather used by FSAM to purchase ownership interests, called "Holdings LP Interests," from the principals of FSAM. The FSAM IPO Registration Statement highlighted the stunning growth in assets under FSAM's management during the prior year, primarily due to the exponential growth of FSC's investment portfolio, which had allowed FSAM to dramatically increase its fees in the lead up to the FSAM IPO. For example, the FSAM IPO Registration Statement stated that a "Key Competitive Strength[]" of FSAM was its "Strong Growth in Assets Under Management, Revenues and Earnings," purportedly as a result of FSAM's "outstanding performance." The FSAM IPO Registration Statement stated, in pertinent part, as follows:

> *From December 31, 2010 to June 30, 2014, our AUM has increased by a compound annual growth rate, or CAGR, of 52.7%. We have increased AUM by organically growing our existing funds and developing* profitable new funds and strategies. From our inception we have generated outstanding performance for each asset class and fund we have advised. *This performance has helped drive growth in our AUM, and as we have grown our AUM, our revenues have also increased in a consistent manner. From 2010 to 2013, management fee revenues increased by a CAGR of 40.2%.*

84.   According to the FSAM IPO Registration Statement, *FSC's assets under management had ballooned to more than $4.2 billion by June 30, 2014*. Moreover, FSC's assets comprised more than 92% of FSAM's assets under management. As a result, the FSAM IPO Registration Statement stated that FSAM's management fees had increased from about $30 million in the first six months of calendar 2013, to about $45 million during the first six months of 2014, *an increase of 50% in a single year.*

85.   On November 4, 2014, FSAM announced the closing of its IPO at $17 per share. At this offering price, defendants Tannenbaum and Berman received proceeds of approximately $87.6 million and $8.3 million, respectively, while defendants Tannenbaum, Berman, Dimitrov, Frank, and Noreika received ownership interests in FSAM worth hundreds of millions of dollars more. For example, at the IPO price of $17 per share, defendant Tannenbaum's ownership interest was valued at $683 million, defendant Berman's ownership interest was valued at $44 million, defendant Dimitrov's ownership interest was valued at $9 million, defendant Frank's ownership interest was valued at $1.8 million, and defendant Noreika's ownership interest was valued at $78,000.

86.   On December 1, 2014, FSC issued a press release announcing financial results for the fourth fiscal quarter and year ended September 30, 2014. The press release stated that the Company's portfolio had 124 investments at quarter end, 99.7% of which were performing at or above expectations, while only a single investment had been placed on non-accrual, which indicated the Company had not experienced any deterioration in its portfolio since the end of the prior quarter. The release further stated that the fair value of FSC's investment portfolio was $2.5 billion at quarter end, generating $76.2 million in investment income during the quarter. In addition, the release stated that FSC's quarterly net investment income was $37.5 million, which

was an increase from the prior quarter but slightly (less than $0.01 per share) below the quarter's declared dividends.

87. That same day, FSC filed the 2014 Form 10-K with the SEC for the fourth quarter and fiscal year ended September 30, 2014, which was signed by defendants Tannenbaum, Petrocelli, Berman, Owens, Dunn, Dutkiewicz, Haney, Ray, and Castro-Blanco. The 2014 Form 10-K contained statements about FSC's investment objective, "conservative" investment practices with "strong protections" and a "rigorous" and "disciplined" underwriting approach designed to minimize investment losses, as well as FSAM's commitment to working in FSC's best interests, satisfying its fiduciary obligations, and mitigating conflicts of interests that were identical, or substantially the same as, similar statements made in the Secondary Offering Registration Statement.

88. Also on December 1, 2014, defendants Tannenbaum, Owens, Petrocelli, and Dimitrov participated in a conference call with analysts and investors to discuss the Company's financial results for fiscal 2014. On the call, defendant Tannenbaum characterized the recent FSAM IPO "*as favorable for FSC shareholders because of the additional transparency and public capitalization at the asset manager level.*" Later on the call, defendant Owens stated that FSC would continue to improve its net investment income as the "underlying business trends and credit quality of the portfolio remain[ed] strong."

89. During the conference call, defendant Petrocelli, stated the Company was "conservatively positioned relative to [its] peers" with high quality earnings. Specifically, defendant Petrocelli stated:

> *Net PIK, PIK accruals recorded in excess of PIK payments received which is a key indicator of earnings quality, was low at $5.2 million for the quarter, or 6.9% of total investment income.*

* * *

The credit profile of the investment portfolio continues to be strong as 99.7% of the portfolio at fair value was ranked in the highest one and two categories.

* * *

We believe we are conservatively positioned relative to our peers with over 94% of the portfolio by fair value consisting of debt investments, 79.0% of the portfolio invested in senior secured loans, 70% of the debt portfolio consisting of floating-rate securities and no CLO equity at quarter end.

90.   On January 8, 2015, FSC issued a newsletter entitled "Fundamentals Strong Despite Markets Volatility." The newsletter stated that "[d]espite capital markets volatility," FSC's "middle market lending environment remains relatively healthy and somewhat insulated from trends in the broadly syndicated lending market" and from the sectors causing the volatility. In addition, the newsletter stated that the "pipeline of potential capital markets transactions continues to increase," which "could potentially lead to higher velocity in the portfolio, incremental fee income and enhanced yields on certain investments, while enabling [FSC] to manage portfolio diversification and liquidity more effectively." Finally, the newsletter stated that strategic partnerships such as SLF JV 1 were starting to produce earnings, signaling "a vote of confidence in Fifth Street's origination platform, underwriting and portfolio management expertise," and would "represent an important driver of earnings" at FSC going forward.

91.   The statements above were improper because they failed to disclose the adverse information that was known to the Individual Defendants or recklessly disregarded by them, including that during the quarter ended December 31, 2014, the Company had placed $105 million of its investments at cost on non-accrual status, including two first lien investments, written down millions of dollars' worth of poor performing assets, and suffered an earnings per share loss of $0.20, while its net investment income had actually *decreased* and total assets continued ballooning to nearly $3 billion. In addition, the January 2015 newsletter improperly stated that net originations

were $350 million for the quarter, which it claimed "surpassed ... expectations," when net originations were in fact only $311 million.

THE TRUTH EMERGES

92.   Then, on February 9, 2015, before the market opened, FSC issued a press release announcing results for the quarter ended December 31, 2014. In the press release, FSC revealed that it suffered quarterly net realized losses of $17.6 million, and had recorded a shocking $62 million depreciation on its debt and equity investments during the quarter. The Company also revealed that four of its investments, including TransTrade, Phoenix, and JTC, had all been placed on non-accrual status during the quarter and that a fifth would likely be placed on non-accrual in the subsequent quarter. These five investments totaled $122.8 million at cost, *or nearly 5% of the Company's entire debt portfolio*.

93.   Further, FSC reported that total assets had increased 20% year-over-year to nearly $2.95 billion, but net investment income had actually *decreased* by 3% compared to the same quarter a year earlier. The Company's $0.23 in net investment income per share also fell woefully short of covering the $0.28 per share quarterly dividend, and the Company was forced to record an earnings per share *loss* of $0.20. As a result of the Company's substantial income shortfall and bleak prospects, FSC stated that it would pay *no dividend at all* for February 2015, and would slash future dividends by 30% in subsequent months.

94.   That same day, FSC hosted a conference call, on which defendant Owens admitted that SLF JV 1 and other initiatives had not generated the investment income investors had been led to expect. He also revealed that FSC's net originations were only $311 million for the quarter, over 11% less than the $350 million defendants had reported in January 2015. These revelations led to disbelief and confusion among analysts. In particular:

(a)   analyst Robert J. Dodd of Raymond James & Associates questioned how FSC could present its first lien investments as safe and conservative, when they had resulted in two non-accruals during the quarter:

> Just going back to the non-accruals and the whole — the story of obviously first lien, more security in the portfolio. When I look at the four non-accruals, two of them obviously first lien with substantial markdowns. Obviously defaults happen, problems happen, but the two first lien non-accruals now appear to be marked at about 50% of cost.
>
> So can you walk us through, again, what the argument is as to why first lien is going to preserve capital better than some of your other investments, **when it looks like the marks here indicate first lien's, frankly, not much better than any of the other credit risks in your portfolio when it comes to a problem occurring and what the possible recovery is going to be**.

(b)   analyst Christopher J. York of JMP Securities, meanwhile, demanded to know "what has changed in the financial planning or in the environment over the last 6 months to now decrease the dividend" given that **FSC had just** "**increased the core dividend in August[?]**"

(c)   analyst Terry Ma of Barclays questioned the Company's ability to originate new investments in the future given that FSC's debt-to-equity ratio was at risk of exceeding its pre-announced target range.   This same analyst later expressed "surprise" at FSC's "unrealized and realized losses, both in magnitude and number of investments;" and

(d)   analyst Jonathan G. Bock of Wells Fargo Securities stated that it "does not make sense" to have "a fee structure that allows the manager to be paid more annually despite net share declines and dividend declines" to stockholders.

95.   In the wake of the February 9, 2015 disclosure, FSC's stock price plunged nearly 15%, or $1.27 per share, to close at $7.22 per share on February 9, 2015, compared to the previous trading day's close price of $8.49 per share, erasing almost $195 million in market capitalization.   Analysts slashed price targets and downgraded the stock following the announcement.   Since the truth was revealed, the Company's stock price has continued to

decline, closing at $5.55 per share and erasing a total of $450 million in market capitalization as of October 22, 2015.

96.   As the truth about FSC's investment income and loan underperformance has been revealed to the market, the price of FSAM shares has suffered in kind, especially as FSAM has been forced to waive certain of FSC's fees under the Investment Advisory Agreement in response to FSC's struggles. As of October 22, 2015, FSAM shares closed at $7.25 per share, more than 57% below the FSAM IPO price of $17 per share. If defendants had conducted the FSAM IPO at this share price, after the truth had been revealed to the market, defendants Tannenbaum, Berman, Dimitrov, Frank, and Noreika ownership interests would have been worth less than half as much and defendants Tannenbaum and Berman would have only received about $41 million in cash payouts, nearly $55 million less than they actually received by engaging in the scheme described herein.

<u>REASONS THE STATEMENTS WERE IMPROPER</u>

97.   The statements referenced above were each improper when made because they failed to disclose and misrepresented the following material, adverse facts, which the Individual Defendants knew, consciously disregarded, or were reckless in not knowing:

(a)   that FSC had artificially inflated the value of assets in its portfolio and its income from operations by failing to properly account for the non-performance of certain loans in its portfolio, including its investments in TransTrade, Phoenix, and JTC, as detailed herein;

(b)   that, as a result of (a) above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase was not sustainable and had no reasonable basis;

(c)   that certain of the Company's investments, including at least one "Control Investment," underwritten by the Company was already failing to perform as expected;

(d)   the Company had understated the number of loans performing below

expectations and/or in non-accrual;

(e)   that FSC was not structuring conservative debt investments subject to

rigorous due diligence and strong creditor protections, but was in the process of rapidly

expanding its investment portfolio through leverage into speculative, high-risk investments and

delaying writing down impaired investments in order to increase FSC's investment income in the

short-term so as to benefit the principals of FSAM;

(f)   that FSAM was not investing in FSC's "best interests" or in accordance

with its fiduciary duties to the Company, but in order to enrich its principals at the Company's

expense contrary to FSC's stated investment objective; and

(g)   as a result of the foregoing, the Individual Defendants' representations

concerning the income generated by FSC's investments and the fair value of its portfolio, FSC's

business trends, and the Company's expected performance were improper.

DAMAGES TO FSC

98.   As a result of the Individual Defendants' wrongdoing, FSC operated under the

unreasonable and unfair Investment Advisory Agreement, concealed the deteriorating credit

quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and

disseminated improper public statements concerning the income generated by FSC's investments

and the fair value of its portfolio, FSC's business trends, and the Company's expected

performance.

99.   *BuySellSignals*, one of the world's largest financial news providers, stated in a

February 27, 2015 report, that the market capitalization loss was specific to FSC rather than the

outcome of an industry-related trend. *BuySellSignals* highlighted that FSC had fallen 11% for the month of February, while peer companies had increased by nearly 3% during the month. The report

stated that FSC had "the biggest decline in the Finance/Investment funds/management sector" for

February.

100.   Defendants' wrongdoing has also severely damaged the Company's reputation

within the investing community. Indeed, following the revelation of the truth, analyst Casey

Alexander at Gilford Securities published a report on February 12, 2015, which captures the

consequences of defendants' wrongdoing on investor and analyst sentiment:

> Not only was there a significant miss in terms of NII per share, but there was also
> another dividend cut, six months after a suspicious dividend increase. ***FSC
> Management has forfeited virtually all credibility and it will take, in our opinion,
> at least a year of improved operating results to regain any semblance of credibility.***

101.   A later report by Wells Fargo Securities analyst Jonathan G. Bock noted that the

write-downs and credit quality issues at FSC had occurred during a "benign credit environment,"

which indicated "poor underwriting" across FSC's portfolio, which is "more than an idiosyncratic

credit issue and point[s] to potentially more losses down the road."

102.   On February 25, 2015, *The Motley Fool* published an article that also FSC's "huge

credibility problem[s]," specifically referencing the Company's inconsistent dividends as well as

past actions by Fifth Street that were detrimental to investors. The article stated:

> On credibility with investors
>
> ***Fifth Street's inconsistent dividend policy is costing it valuable reputational
> capital***. Dividends were cut to start 2014, only to be raised in the summer of 2014,
> despite an inability to cover the new rate with earnings. ***Of course, the dividend
> increase in July 2014 proved to be pie in the sky, so the dividend was lowered
> when it reported earnings for the fourth calendar quarter.***
>
> ***We also shouldn't forget that in the fall of 2014, shareholders of another Fifth
> Street-managed fund were beaten over the head with a huge dilutive stock sale,
> all to make the asset manager a little more money. These actions have
> snowballed into a huge credibility problem.***

Suffice it to say, *Fifth Street hasn't been a very good steward of shareholder confidence*.

103. In addition, on February 27, 2015, the analyst at Wells Fargo Securities published a report highlighting the eroded investor confidence in the Company, noting that "shareholder concerns over the fee structure and incentive alignment as incentive fees have grown despite historic dividend reductions and reductions in shareholder value." The report pointed to a particularly troubling statistic: "*Over the last 2 years, FSC's dividend is down 37% (on the newly cut dividend), NAV is down 7%, yet management fees are up 56%.*"

104. Further, the nefarious conduct of defendants has severely hampered the Company's access to the capital markets. FSC's ability to raise equity capital or debt on favorable terms in the future is now impaired. In addition, the Company stands to incur higher marginal costs of capital and debt because the improper statements and misleading projections disseminated by the Individual Defendants have materially increased the perceived risks of investing in and lending money to the Company.

105. This consequence of the Individual Defendants' wrongdoing was affirmed in a February 23, 2015 press release from Fitch Ratings Inc. ("Fitch"), one of the nation's major ratings agencies, in which the agency announced that it was downgrading FSC to BB+ from BBB- with a negative outlook. As Fitch explained, FSC had downplayed the true extent of its leverage, and was operating at 0.99x leverage—far above the 0.61x average leverage for its investment-grade peers— while also shifting into riskier assets. The press release also explained that the Company's inconsistent dividend policy had likely cost it "credibility with equity investors." The press release stated:

> *The rating downgrade reflects FSC's higher leverage levels, combined with increased portfolio risk, an inconsistent dividend policy, material portfolio growth in a very competitive underwriting environment, asset quality deterioration, and weaker operating performance.*

* * *

On Feb. 20, 2015, FSC's stock was trading at a 21.3% discount to net asset value, which is likely to restrict the firm from accessing the equity markets for some time. As a result, cash generated from portfolio repayments and sales will be needed to reduce leverage, which could constrain FSC's ability to take advantage of investment opportunities, relative to the peer group.

The increased leverage target comes as FSC's investment portfolio has gradually shifted into riskier assets, in Fitch's view. Although FSC remains a senior lender with 55.9% of the portfolio invested in first lien positions, at Dec. 31, 2014, this is down from 70.1% at Sept. 30, 2012. Fitch also calculates an adjusted measure of first lien exposure, converting investments recorded as loans to HFG and First Star Aviation to equity, as FSC wholly owns those companies and is in a first-loss position. On this basis, as of Dec. 31, 2014, Fitch calculates that FSC's first lien and equity exposures stood at 49.9% and 15.9% of the portfolio, respectively.

* * *

FSC announced a steep (34.5%) dividend cut in February 2015, citing a slower-than-expected ramp of the SLF and reduced fee expectations, given more limited capital available for growth. The dividend cut followed a 10% increase in the dividend in July 2014; above run-rate core earnings, which was viewed as aggressive by Fitch in the face of a still challenging yield spread environment and unsustainable non-accrual levels. In November 2013, FSC cut its dividend 13%, a move that was deemed prudent by Fitch. *The inconsistent dividend policy speaks to poor financial planning and has likely cost the firm some credibility with equity investors; an important source of growth capital.*

FSC's investment portfolio grew 49.6% in 2013, followed by 17.9% additional expansion in 2014. Fitch remains cautious of outsized portfolio growth in the current credit environment, which is generally characterized by tighter yield spreads, higher underlying portfolio company leverage, and weaker covenant packages. Fitch believes significant exposure to more recent vintages could yield outsized asset quality issues down the road.

While Fitch believes industrywide credit metrics are at unsustainable levels longer term, *FSC did stand-out in the fourth quarter of 2014; moving four investments to non-accrual status, with one more expected in the first quarter of 2015.* Non-accruals accounted for 4.03% of the portfolio at cost, and 2.33% at fair value, as of Dec. 31, 2014, compared with the investment grade peer average of 0.90% at cost, and 0.55% at fair value, as of Sept. 30, 2014. FSC recorded a $17.6 million realized loss and additional $48.2 million in unrealized losses, which reduced book value by 2.6% and inflated leverage by 0.04x.

106.   The Board also inflicted significant damages upon FSC by approving the unreasonable and unfair Investment Advisory Agreement. The unfair terms of the agreement exacerbate the Company's issues with investor and analyst sentiment described above. As Wells Fargo analyst Jonathan G. Bock reported on May 12, 2015, the agreement's terms "disenfranchise institutional investors," citing as one of the "root issues of the problem" that "*FSC still earns incentive fees despite losing investors money*."

107.   Worse, due to the unreasonable terms the Board approved in the Investment Advisory Agreement, FSC has paid tens of millions of dollars in excessive management fees to its advisor. In 2014 alone, the Company paid base management fees that were at least $13 million to $16 million—or at least 33%—greater than if the Investment Advisory Agreement had been in line with industry norms. Further, due to the absence of a high watermark provision, FSC has paid millions in incentive fees to FSAM—including $35 million in 2014 alone—for investment "gains" that failed to actually increase FSC's NAV and were often obtained in quarters when the Company actually suffered negative total returns.

108.   Finally, as a direct and proximate result of the Individual Defendants' actions, FSC has expended, and will continue to expend, significant sums of money. Such expenditures include, but are not limited to:

(a)   costs incurred from defending and paying any settlement in the class actions for violations of federal securities laws; and

(b)   costs incurred from compensation and benefits paid to the defendants who have breached their duties to FSC.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

109. Plaintiff brings this action derivatively in the right and for the benefit of FSC to redress injuries suffered, and to be suffered, by FSC as a direct result of breaches of fiduciary duty, waste of corporate assets, and unjust enrichment, as well as the aiding and abetting thereof, by the Individual Defendants and FSAM. FSC is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

110. Plaintiff will adequately and fairly represent the interests of FSC in enforcing and prosecuting its rights.

111. Plaintiff was a stockholder of FSC at the time of the wrongdoing complained of, has continuously been a stockholder since that time, and is a current FSC stockholder.

112. The current Board of FSC consists of the following nine individuals: defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, Castro-Blanco, and non-defendant Khorana. Plaintiff has not made any demand on the present Board to institute this action because such a demand would be a futile, wasteful, and useless act, as set forth below.

Demand Is Excused Because Defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco Face a Substantial Likelihood of Liability for Their Misconduct

113. As alleged above, defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco breached their fiduciary duties of loyalty by concealing the deteriorating credit quality of FSC's portfolio and delaying the recognition of write-downs and investment losses, and making improper statements in the Company's conference calls and/or and SEC filings which overstated the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. Defendants Berman, Owens,

Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco each signed FSC's Secondary Offering Registration Statement and/or the Company's 2014 Form 10-K, each of which contained improper statements alleged above.

114.   Defendants Dunn, Dutkiewicz, Haney, and Ray, as members of the Audit Committee during the relevant period, reviewed and approved the improper statements, including the Company's periodic financial reports and projections.   The Audit Committee's Charter provides that it is responsible for the "compliance by the Company with legal and regulatory requirements," "the quality and integrity of [FSC's] financial reports," and "the Company's system of internal controls."   Thus, the Audit Committee Defendants were responsible for knowingly or recklessly concealing the deteriorating credit quality of FSC's portfolio and delaying the recognition of write-downs and investment losses, while allowing the improper statements related to the income generated by FSC's investments and the fair value of its portfolio. Moreover, the Audit Committee Defendants reviewed and approved the improper press releases made to the public. As a result of their knowledge or reckless disregard, the Audit Committee Defendants caused these improper statements. Accordingly, the Audit Committee Defendants breached their fiduciary duty of loyalty and good faith because they participated in the wrongdoing described herein. Thus, defendants Dunn, Dutkiewicz, Haney, and Ray face a substantial likelihood of liability for their breach of fiduciary duties so any demand upon them is futile.

115.   Defendants Dunn, Dutkiewicz, Haney, and Ray, as members of the Audit Committee during the relevant period, were also required under the Audit Committee Charter to "[e]stablish guidelines and make recommendations to the Board regarding the valuation of the Company's loans and investments." Further, according to the Company's 2014 Form 10-K, the

Audit Committee specifically "reviews the preliminary valuations" for FSC's investments and "makes a recommendation to the Board of Directors regarding the fair value of the investments in [FSC's] portfolio." Thus, the Audit Committee Defendants were responsible for the artificially inflated valuations of assets in the Company's portfolio and income from operations by failing to properly account for the non-performance of certain loans in its portfolio, including its investments in TransTrade, Phoenix, and JTC, as detailed herein. Accordingly, the Audit Committee Defendants breached their fiduciary duty of loyalty and good faith because they participated in the wrongdoing described herein. Thus, defendants Dunn, Dutkiewicz, Haney, and Ray face a substantial likelihood of liability for their breach of fiduciary duties so any demand upon them is futile.

116. Further, according to the 2014 Form 10-K, FSC's entire Board "is ultimately and solely responsible for the valuation of [FSC's] portfolio investments at fair value." Thus, defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco are responsible for the artificially inflated valuations of assets in the Company's portfolio and income from operations by failing to properly account for the non-performance of certain loans in its portfolio, including its investments in TransTrade, Phoenix, and JTC, as detailed herein. Accordingly, the defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco breached their fiduciary duty of loyalty and good faith because they participated in the wrongdoing described herein. Thus, defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Castro-Blanco face a substantial likelihood of liability for their breach of fiduciary duties so any demand upon them is futile.

117. The Company's entire Board also reviewed and approved the unreasonable and unfair Investment Advisory Agreement. Indeed, according to FSC's SEC filings, "on January 20,

2015, the Board of Directors, including a majority of the independent directors, approved the annual continuation of the investment advisory agreement." Accordingly, the members of FSC's Board breached their fiduciary duty of loyalty and good faith because they subjected the Company to the unfair terms of the Investment Advisory Agreement, thereby damaging FSC. Thus, defendants Berman, Owens, Dimitrov, Dunn, Ray, Dutkiewicz, Haney, and Blanco face a substantial likelihood of liability for their breach of fiduciary duties so any demand upon them is futile.

118.   Defendants Berman and Dimitrov participated in and directly benefited from the FSAM IPO under highly suspicious circumstances. As detailed above, defendants Berman and Dimitrov concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses, and made improper statements that overstated the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with improper portrayals of FSC's business trends and expected performance. By engaging in this scheme, defendants Berman and Dimitrov were able to inflate the price per share in the FSAM IPO, which allowed them to reap cash payouts of $44 million and $9 million, respectively—over twice a much as they would have received had the IPO occurred after the truth about FSC's financial state was revealed. Accordingly, defendants Berman and Dimitrov face a substantial likelihood of liability for breaching their fiduciary duty of loyalty, rendering any demand upon them futile.

119.   Further, FSC admits in its February 5, 2015 Definitive Proxy Statement that defendants Berman, Dimitrov, and Owens, and non-defendant Khorana are not independent, according to "the definition of director independence set forth in the NASDAQ Listing Rules." Defendants Berman, Dimitrov, Owens, and non-defendant Khorana are in fact considered

"interested persons due to their positions at [FSC's] investment advisor and/or at [FSC]." Specifically, according to the Company's SEC filings:

(a)   defendants Berman, Dimitrov, and Owens each have a direct or indirect pecuniary interest in FSM, which is indirectly owned by FSAM;

(b)   the principal professional occupation of defendant Berman is his employment at Fifth Street, including as Co-President and CCO of FSAM;

(c)   the principal professional occupation of defendant Dimitrov is his employment at FSC and other Fifth Street entities, including as President of FSC, CIO of FSAM, and CEO of FSFR;

(d)   the principal professional occupation of defendant Owens is his employment at FSC and other Fifth Street entities, including as CEO of FSC, Co-President of FSAM, and President of FSFR; and

(e)   the principal professional occupation of non-defendant Khorana is his employment at Fifth Street, including as managing director of FSC CT.

120.   Each of defendants Berman, Dimitrov, and Owens, and non-defendant Khorana, due their employment with FSC, FSAM, and/or other Fifth Street entities, received and continues to receive substantial monetary compensation and other benefits. Accordingly, defendants Berman, Dimitrov, and Owens, and non-defendant Khorana each lacks independence from the other members of the Board due to his interest in maintaining his executive position(s) at Fifth Street. This lack of independence renders defendants Berman, Dimitrov, and Owens, and non-defendant Khorana each incapable of impartially considering a demand to commence and vigorously prosecute this action. Accordingly, defendants Berman, Dimitrov, and Owens, and non-defendant Khorana are each incapable of impartially considering a demand to commence

and vigorously prosecute this action because he has an interest in maintaining his principal occupation and the substantial compensation he receives in connection with that occupation. Demand is futile as to defendants Berman, Dimitrov, and Owens, and non-defendant Khorana.

121.   In particular, the primary employment of defendants Berman, Dimitrov, and Owens, and non-defendant Khorana are each as an employee of FSAM and/or a subsidiary or affiliate of FSAM. Defendants Berman, Dimitrov, and Owens are all officers of FSAM, and non-defendant Khorana is managing director of indirect FSAM subsidiary FSC CT. Because they received and continue to receive substantial monetary compensation and other benefits from FSAM and/or its subsidiaries or affiliates, defendants Berman, Dimitrov, and Owens, and non-defendant Khorana each lacks independence from FSAM due to his interest in maintaining his executive position, and is therefore incapable of impartially considering a demand to commence and vigorously prosecute this action against FSAM.

122.   Plaintiff has not made any demand on the other stockholders of Fifth Street to institute this action since such demand would be a futile and useless act for at least the following reasons:

(a)   Fifth Street is a publicly held company with over 153 million shares outstanding and thousands of stockholders;

(b)   making demand on such a number of stockholders would be impossible for Plaintiff who has no way of finding out the names, addresses, or phone numbers of stockholders; and

(c)   making demand on all stockholders would force Plaintiff to incur excessive expenses, assuming all stockholders could be individually identified.

COUNT I

Against the Individual Defendants for Breach of Fiduciary Duty

123.   Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

124.   The Individual Defendants owed and owe FSC fiduciary obligations. By reason of their fiduciary relationships, the Individual Defendants owed and owe FSC the highest obligation of good faith, fair dealing, loyalty, and due care.

125.   The Individual Defendants, and each of them, violated and breached their fiduciary duties of candor, good faith, and loyalty. More specifically, the Individual Defendants violated their duty of good faith by consciously failing to prevent to Company from engaging in the unlawful acts complained of herein.

126.   The Individual Defendants either knew, were reckless, or were grossly negligent in not knowing: (i) the Investment Advisory Agreement was unfair to FSC; (ii) defendants concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses; and (iii) the Company systematically overstated the income generated by FSC's investments and the fair value of its portfolio. Nonetheless, the Individual Defendants simultaneously provided investors and the market with false and misleading portrayals of FSC's business trends and expected performance. Accordingly, the Individual Defendants breached their duty of care and loyalty to the Company.

127.   The Audit Committee Defendants, defendants Dunn, Dutkiewicz, Haney, Meyer, and Ray, breached their fiduciary duties by approving the statements described herein which were made during their tenure on the Audit Committee, which they knew or were reckless in not knowing contained improper statements and omissions. Further, the Audit Committee Defendants failed to ensure that the valuations of the FSC's loans and investments were accurate

in accordance with the Company's policies. The Audit Committee Defendants completely and utterly failed in their duty of oversight, and defendants Dunn, Dutkiewicz, Haney, Meyer, and Ray failed in their duty to appropriately review financial results, as required by the Audit Committee Charter in effect at the time.

128. The Director Defendants, defendants Berman, Owens, Dimitrov, Tannenbaum, Dunn, Ray, Dutkiewicz, Haney, Castro-Blanco, and Meyer breached their fiduciary duties by failing to ensure that the valuations of the FSC's loans and investments were accurate in accordance with the Company's policies. The Director Defendants also breached their fiduciary duties by approving the unreasonable and unfair Investment Advisory Agreement. Director Defendants Berman, Owens, Dimitrov, Tannenbaum, Dunn, Ray, Dutkiewicz, Haney, Castro-Blanco, and Meyer they knew or were reckless in not knowing that FSC's loans and investments weren't fairly valued and that the Investment Advisory Agreement was unfair to the Company, and therefore breached their fiduciary duties to FSC.

129. As a direct and proximate result of the Individual Defendants' breaches of their fiduciary obligations, FSC has sustained significant damages, as alleged herein. As a result of the misconduct alleged herein, these defendants are liable to the Company.

130. Plaintiff, on behalf of FSC, has no adequate remedy at law.

COUNT II

Against Defendant FSAM for Aiding and Abetting Breaches of Fiduciary Duty

131. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

132. The Individual Defendants owed and owes FSC fiduciary obligations. By committing the acts alleged herein, the Individual Defendants breached these duties.

133.   Defendant FSAM knowingly aided and abetted these breaches. Defendant FSAM actively participated in them in order to receive the excessive management fees, as detailed herein.

134.   As a direct and proximate result of defendant FSAM's aiding and abetting the breaches of the Individual Defendants' fiduciary obligations, FSC has sustained significant damages, as alleged herein. As a result of the misconduct alleged herein, defendant FSAM is liable to the Company.

135.   Plaintiff, on behalf of FSC, has no adequate remedy at law.

COUNT III

Against the Individual Defendants for Waste of Corporate Assets

136.   Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

137.   As a result of: (i) the Investment Advisory Agreement that was unfair to FSC; (ii) the defendants concealing the deteriorating credit quality of FSC's portfolio and delaying the recognition of write-downs and investment losses; and (iii) the defendants systematically overstating the income generated by FSC's investments and the fair value of its portfolio, while simultaneously providing investors and the market with false and misleading portrayals of FSC's business trends and expected performance, the Individual Defendants have caused FSC to waste its assets by paying excessive management fees and improper compensation and bonuses to certain of its executive officers and directors that breached their fiduciary duty.

138.   As a result of the waste of corporate assets, the Individual Defendants are liable to the Company.

139.   Plaintiff, on behalf of FSC, has no adequate remedy at law.

COUNT IV

Against the Individual Defendants and Defendant FSAM for Unjust Enrichment

140.   Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

141.   By their wrongful acts and omissions, the Individual Defendants and defendant FSAM were unjustly enriched at the expense of and to the detriment of FSC. The Individual Defendants were unjustly enriched as a result of the compensation and director remuneration they received while breaching fiduciary duties owed to FSC. Defendant FSAM was unjustly enriched as a result of the management fees it received while breaching its fiduciary duties owed to FSC.

142.   Plaintiff, as a stockholder and representative of FSC, seeks restitution from these defendants, and each of them, and seeks an order of this Court disgorging all profits, benefits, and other compensation obtained by these defendants, and each of them, from their wrongful conduct and fiduciary breaches.

143.   Plaintiff, on behalf of FSC, has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of FSC, demands judgment as follows:

A.   Against all of the defendants and in favor of the Company for the amount of damages sustained by the Company as a result of the defendants' breaches of fiduciary duties, waste of corporate assets, and unjust enrichment;

B.   Directing FSC to cancel or amend the Investment Advisory Agreement in favor of an investment management agreement that provides a fair and reasonable base and incentive fee structure for the Company and its stockholders;

C.   Directing FSC to take all necessary actions to reform and improve its corporate governance and internal procedures to comply with applicable laws and to protect FSC and its stockholders from a repeat of the damaging events described herein, including, but not limited to, putting forward for stockholder vote, resolutions for amendments to the Company's By-Laws or Articles of Incorporation and taking such other action as may be necessary to place before stockholders for a vote of the following Corporate Governance Policies:

1.   a proposal to strengthen the Company's controls over financial reporting;

2.   a proposal to strengthen the Board's supervision of operations and develop and implement procedures for greater stockholder input into the policies and guidelines of the Board;

3.   a provision to permit the stockholders of FSC to nominate at least three candidates for election to the Board;

4.   a proposal to strengthen FSC's oversight of its disclosure procedures;

5.   a provision to ensure timely and accurate valuation of FSC's loans and investments; and

6.   a proposal to create a Conflicts Committee of the Board to oversee transactions and agreements between Fifth Street entities where potential conflicts of interest may exist;

D.   Extraordinary equitable and/or injunctive relief as permitted by law, equity, and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on, or otherwise restricting the proceeds of defendants' trading activities or their other assets so as to assure that plaintiff on behalf of FSC has an effective remedy;

E.   Awarding to FSC restitution from defendants, and each of them, and ordering disgorgement of all profits, benefits, and other compensation obtained by the defendants;

F.   Awarding to plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

G.   Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: December 4, 2015

WOFSEY, ROSEN, KWESKIN & KURIANSKY, LLP

s/*Steven M. Frederick*

STEVEN M. FREDERICK, (CT08743)
MARY-KATE SMITH (CT26820)
600 Summer Street, 7th Floor
Stamford, Connecticut 06901
Telephone: (203) 327-2300
Facsimile: (203) 967-9273
E-mail: sfrederick@wrkk.com
        msmith@wrkk.com

ROBBINS ARROYO LLP
BRIAN J. ROBBINS
CRAIG W. SMITH
SHANE P. SANDERS
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991
E-mail: brobbins@robbinsarroyo.com
        csmith@robbinsarroyo.com
        ssanders@robbinsarroyo.com

Attorneys for Plaintiff

1060714